UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: October 26, 2004

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Clay Suite 4200 Houston, Texas	**77002**
(Address of principal executive offices)	(Zip code)

713/651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EOG RESOURCES, INC.

Item 7.01 Regulation FD Disclosure.

I. Fourth Quarter and Full Year 2004 Forecast

The forecast items for the fourth quarter and full year 2004 set forth in, and incorporated herein by reference from, the table below for EOG Resources, Inc. (EOG) are based on current available information and expectations as of the date of this document. This forecast replaces and supersedes any previously issued guidance or forecast.

II.   2004 Natural Gas Financial Collar Contracts and Natural Gas and Crude Oil Financial Price Swap Contracts

With the objective of enhancing the certainty of future revenues, from time to time EOG enters into New York Mercantile Exchange related financial commodity collar and price swap contracts. In addition to these financial transactions, EOG is a party to various physical commodity contracts for the sale of hydrocarbons that cover varying periods of time and have varying pricing provisions. The financial impact of these various physical commodity contracts is included in revenues at the time of settlement, which in turn affects average realized hydrocarbon prices.

(a) Natural Gas Financial Collar Contracts

Since EOG filed its Current Report on Form 8-K on October 1, 2004, EOG has entered into additional natural gas financial collar contracts covering notional volumes of 50,000 MMBtud for the month of December 2004 with a floor price of $7.65 per MMBtu and a ceiling price of $8.90 per MMBtu, and notional volumes of 75,000 MMBtud for the period January 2005 through March 2005 with an average floor price of $7.77 per MMBtu and an average ceiling price of $9.24 per MMBtu. EOG accounts for these financial collar contracts using the mark-to-market accounting method.

(b) Natural Gas Financial Price Swap Contracts

Since EOG filed its Current Report on Form 8-K on October 1, 2004, EOG has entered into additional natural gas financial price swap contracts covering notional volumes of 200,000 MMBtud for the month of November 2004 at an average price of $6.82 per MMBtu. EOG accounts for these financial price swap contracts using the mark-to-market accounting method.

(c) Crude Oil Financial Price Swap Contracts

EOG has not entered into any additional crude oil financial price swap contracts since EOG filed its Current Report on Form 8-K on October 1, 2004, which provided an update of all such financial price swap contracts as of that date. Currently, EOG does not have any crude oil financial price swap contracts.

(d) Summary of EOG's natural gas financial collar and price swap contracts as of October 26, 2004

Natural Gas Financial Contracts

| | | Collar Contracts | | | | Price Swap Contracts | |
| | | Floor Price | | Ceiling Price | | | Weighted Average |
	Volume (MMBtud)	Floor Range/ Floor ($/MMBtu)	Weighted Average ($/MMBtu)	Ceiling Range/ Ceiling ($/MMBtu)	Weighted Average ($/MMBtu)	Volume (MMBtud)	Price ($/MMBtu)
2004							
Oct	375,000	$ 4.47 - 4.75	$ 4.58	$ 4.93 - 5.19	$ 5.09	30,000	$ 4.80
Nov	100,000	6.35	6.35	7.60 - 7.64	7.61	200,000	6.82
Dec	50,000	7.65	7.65	8.90	8.90	-	-
2005							
Jan[1]	75,000	$ 7.65 - 8.00	$ 7.77	$ 8.90 - 9.50	$ 9.10	-	$ -
Feb[2]	75,000	7.65 - 8.00	7.77	9.19 - 9.50	9.32	-	-
Mar[2]	75,000	7.65 - 8.00	7.77	9.19 - 9.50	9.32	-	-

(1) Notional volumes of 25,000 MMBtud of the January 2005 collar contracts were purchased at a premium of $0.10 per MMBtu.
(2) The collar contracts for February 2005 and March 2005 were purchased at a premium of $0.10 per MMBtu.

III. Forward-Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are not guarantees of performance. Although EOG believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates and interest rates; the timing and impact of liquefied natural gas imports and changes in demand or prices for ammonia or methanol; the extent and effect of any hedging activities engaged in by EOG; the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; the availability and cost of drilling rigs, experienced drilling crews and tubular steel; the availability of pipeline transportation capacity; the extent to which EOG can replicate on its other Barnett Shale acreage the results of its most recent Barnett Shale wells; the results of wells yet to be drilled that are necessary to test whether substantial Barnett Shale acreage positions in Erath, Somervell, Hood, Jack, Palo Pinto and Hill Counties, Texas, contain suitable drilling prospects; whether EOG is successful in its efforts to more densely develop its acreage in the Barnett Shale and other production areas; political developments around the world; acts of war and terrorism and responses to these acts; and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur. EOG undertakes no obligations to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Definitions

$/Bbl	US Dollars per barrel
$/Mcf	US Dollars per thousand cubic feet
$/Mcfe	US Dollars per thousand cubic feet equivalent
$MM	US Dollars in millions
$/MMBtu	US Dollars per million British thermal units
Mbd	Thousand barrels per day
MMBtud	Million British thermal units per day
MMBtu	Million British thermal units
MMcfd	Million cubic feet per day
MMcfed	Million cubic feet equivalent per day
NYMEX	New York Mercantile Exchange
WTI	West Texas Intermediate

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: October 26, 2004   By: /s/ TIMOTHY K. DRIGGERS
                                        Timothy K. Driggers
                                        Vice President and Chief Accounting Officer
                                        (Principal Accounting Officer)

Estimated Ranges
(See text for additional information)

	4Q 2004			Full Year 2004		
Daily Production						
Natural Gas (MMcfd)						
US	640	-	670	625	-	631
Canada	220	-	235	208	-	212
Trinidad	200	-	220	180	-	185
UK North Sea	19	-	23	7	-	8
Total	1,079	-	1,148	1,020	-	1,036
Crude Oil (Mbd)						
US	21.0	-	22.0	20.8	-	20.9
Canada	2.3	-	2.7	2.5	-	2.7
Trinidad	3.9	-	4.5	3.4	-	3.6
Total	27.2	-	29.2	26.7	-	27.2
Natural Gas Liquids (Mbd)						
US	4.0	-	5.0	4.5	-	4.8
Canada	0.5	-	1.0	0.6	-	0.8
Total	4.5	-	6.0	5.1	-	5.6
Natural Gas Equivalent Volumes (MMcfed)						
US	790	-	832	777	-	785
Canada	237	-	257	227	-	233
Trinidad	223	-	247	200	-	207
UK North Sea	19	-	23	7	-	8
Total	1,269	-	1,359	1,211	-	1,233
Operating Costs						
Unit Costs ($/Mcfe)						
Lease and Well	$0.59	-	$0.63	$0.60	-	$0.62
Depreciation, Depletion and Amortization	$1.14	-	$1.18	$1.11	-	$1.13
Expenses ($MM)						
Exploration, Dry Hole and Impairment	70.0	-	85.0	239.0	-	254.0
General and Administrative	29.0	-	32.0	110.0	-	113.0
Capitalized Interest	2.4	-	2.8	9.0	-	9.4
Net Interest	12.0	-	18.0	60.2	-	66.2
Taxes Other than Income (% of Revenue)	5.0	-	6.0	5.7	-	6.0
Taxes						
Effective Rate	32%	-	36%	33%	-	35%
Deferred Ratio	50%	-	80%	68%	-	75%
Preferred Dividends ($MM)	2.5	-	3.0	10.8	-	11.3
Capital Expenditures Excluding Acquisitions ($MM) - FY 2004			Approximately			1,400
Acquisitions ($MM) – FY 2004			Approximately			50
Pricing						
Natural Gas ($/Mcf)						
Differentials (include the effect of physical contracts)						
United States - below NYMEX Henry Hub	$0.30	-	$0.70	$0.29	-	$0.39
Canada - below NYMEX Henry Hub	$0.80	-	$1.30	$0.83	-	$0.95
Realizations						
Trinidad	$1.25	-	$1.60	$1.40	-	$1.49
Crude Oil ($/Bbl)						
Differentials						
US - below WTI	$0.95	-	$1.34	$0.55	-	$0.85
Canada - below WTI	$3.00	-	$5.00	$3.22	-	$3.72
Trinidad - below WTI	$3.75	-	$6.25	$1.00	-	$2.00